UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 1.00

(Title of Class of Securities)

M6240T10 9

(CUSIP Number)

Amir Efrati

Brosh Capital PARTNERS, L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M6240T10 9

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,284,123*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,284,123*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,284,123*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

*Includes 250,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer. In accordance with the agreement, certain of the Reporting Persons borrowed 400,000 shares on October 18, 2017, and thereafter returned 150,000 shares on November 2, 2017.

2

CUSIP NO. M6240T10 9

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,430,473*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,430,473*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,473*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

*Includes 250,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer. In accordance with the agreement, certain of the Reporting Persons borrowed 400,000 shares on October 18, 2017, and thereafter returned 150,000 shares on November 2, 2017.

3

CUSIP NO. M6240T10 9

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,942,158*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,942,158*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,942,158*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

*Includes 250,000 Shares obtained pursuant to a private agreement entitling certain of the Reporting Persons to borrow, on a revolving basis, shares of the Issuer. In accordance with the agreement, certain of the Reporting Persons borrowed 400,000 shares on October 18, 2017, and thereafter returned 150,000 shares on November 2, 2017.

4

CUSIP NO. M6240T10 9

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		226,165
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

226,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. M6240T10 9

1	NAME OF REPORTING PERSON

Esther Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		285,520
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

285,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M6240T10 9

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Brosh and held in the Exodus Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,284,123 Shares owned directly by Brosh is approximately $10,430,144, excluding brokerage commissions. The aggregate purchase price of the 146,350 Shares held in the Exodus Managed Account is approximately $749,034, excluding brokerage commissions. The Shares purchased by Mr. Biram were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 226,165 Shares owned directly by Mr. Biram is approximately $1,113,699, excluding brokerage commissions. The Shares purchased by Ms. Deutsch were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 285,520 Shares owned directly by Ms. Deutsch is approximately $1,385,900, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On November 2, 2017 in accordance with the shareholder proposal requirements under the Israeli Companies Law and the disclosure contained under Shareholder Proposals in the Company’s Notice and Proxy Statement for the 2017 Annual General Meeting of Shareholders to be held on November 30, 2017  (the “Meeting”), the Reporting Persons proposed a list of potential nominees to the Company’s Board of Directors. The Company and the Reporting Persons are currently in discussions relating to the inclusion of these potential nominees in the Proxy Statement. It is the Reporting Persons understanding that the Company has until November 9, 2017 to update its agenda for the Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,328,742 Shares outstanding as of October 20, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Notice of 2017 Annual General Meeting of Shareholders filed with the Securities and Exchange Commission on October 26, 2017.

A.	Brosh
(a)	As of the close of business on November 6, 2017, Brosh beneficially owned 2,284,123 Shares.

Percentage: Approximately 5.7%

7

CUSIP NO. M6240T10 9

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,284,123
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,284,123

(c)	The transactions in the Shares by Brosh since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Brosh, Exodus GP may be deemed the beneficial owner of the (i) 2,284,123 Shares directly owned by Brosh and (ii) 146,350 Shares held in the Exodus Managed Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,430,473
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,430,473

(c)	Exodus GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Exodus and through the Exodus Managed Account since the filing the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Efrat
(a)	Mr. Efrati as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 2,284,123 Shares owned by Brosh, (ii) 146,350 Shares held in the Exodus Managed Account, (iii) 226,165 Shares owned by Mr. Biram and (iv) 285,520 Shares owned by Ms. Deutsch.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,942,158
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,942,158

(c)	Mr. Efrati has not entered into any transactions since the filing of the Schedule 13D. The transactions in the Shares by Brosh, Mr. Biram and Ms. Deutsch and through the Exodus Managed Account since the filing the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Biram
(a)	As of the close of business on November 6, 2017, Mr. Biram beneficially owned 226,165 Shares.

Percentage: Less than 1%

8

CUSIP NO. M6240T10 9

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 226,165
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 226,165

(c)	The transactions in the Shares by Mr. Biram since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Ms. Deutsch
(a)	As of the close of business on November 6, 2017, Ms. Deutsch beneficially owned 285,520 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 285,520
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 285,520

(c)	The transactions in the Shares by Ms. Deutsch since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

9

CUSIP NO. M6240T10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2017

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Esther Deutsch

10

CUSIP NO. M6240T10 9

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Date of Purchase/Sale [mm/dd/yyyy]	Securities Purchased/(Sold)	Price [U.S. $]

BROSH CAPITAL PARTNERS L.P.

Sale of Ordinary Shares	08/31/2017	(43,232)	4.4407
Purchase of Ordinary Shares	09/28/2017	1,065	4.7941
Purchase of Ordinary Shares	09/28/2017	5,000	4.7998
Purchase of Ordinary Shares	09/28/2017	2,753	4.7941
Purchase of Ordinary Shares	09/28/2017	6,000	4.7946
Purchase of Ordinary Shares	10/01/2017	194	4.8031
Purchase of Ordinary Shares	10/01/2017	3,517	4.8031
Purchase of Ordinary Shares	10/01/2017	4,000	4.8059
Purchase of Ordinary Shares	10/01/2017	1,000	4.7974
Purchase of Ordinary Shares	10/02/2017	1,973	4.7889
Purchase of Ordinary Shares	10/08/2017	150	4.7614
Purchase of Ordinary Shares	10/08/2017	8,424	4.7727
Purchase of Ordinary Shares	10/08/2017	300	4.7699
Purchase of Ordinary Shares	10/08/2017	518	4.7670
Purchase of Ordinary Shares	10/08/2017	608	4.7642
Purchase of Ordinary Shares	10/10/2017	12,107	4.7877
*	10/18/2017	400,000	*
*	11/02/2017	(150,000)	*
Purchase of Ordinary Shares	11/01/2017	112,470	4.6415
Purchase of Ordinary Shares	11/02/2017	37,530	4.7010
Purchase of Ordinary Shares	11/02/2017	6,600	4.5992

EXODUS MANAGEMENT ISRAEL LTD. (THROUGH THE EXODUS MANAGED ACCOUNT)

Purchase of Ordinary Shares	11/02/2017	10,559	4.592

AHARON BIRAM

Purchase of Ordinary Shares	11/02/2017	12,500	4.592

ESTHER DEUTSCH

Purchase of Ordinary Shares	11/02/2017	12,500	4.592

*Represent transactions made pursuant to a private agreement entitling the Reporting Person to borrow, on a revolving basis, shares of the Issuer. Pursuant to the agreement, the Reporting Person has both voting and dispositive power.